EXHIBIT 4.01

                                  EMBREX, INC.
                                1035 Swabia Court
                          Durham, North Carolina 27703

                                February 11, 2000


Mr. William L. Edwards
Micro Cap Partners, LP
Palo Alto Investors, Inc.
470 University Avenue
Palo Alto, CA 94301

Dear Will:

         On behalf of the Embrex Board, I want to thank you for your consideration of the withdrawal of your December 20 request asking that we include a proposed bylaw amendment in our proxy statement for the upcoming annual meeting. We understand that you and your funds have withdrawn that request.

         In response to your recent question, I also wanted to let you know who the Board has nominated as its slate of director nominees for the upcoming annual meeting. Those nominees are as follows: Dan Blackshear, Lester Crawford, Peter Holzer (Chairman), Ken May, Art Pappas, Walter Smiley, and myself. As I have mentioned to you, Chuck Austin has decided not to stand for re-election so he can more actively pursue retirement and family interests.

         Finally, I wanted to confirm our agreement that neither you nor your funds will directly or indirectly solicit proxies (as defined under securities laws) regarding any matter or bring any proposal or matter before the 2000 Annual Meeting of Shareholders of Embrex.

         We look forward to staying in close touch over the coming year. On behalf of yourself and your funds, please confirm as correct the understandings set forth in this letter by signing where indicated below. Thank you for your ongoing assistance and cooperation.

                                    Best wishes,

                                    Embrex, Inc.

                                    /s/  Randall L. Marcuson

                                    By:  Randall L. Marcuson
                                         President and Chief Executive Officer


Confirmed and agreed to on behalf of Micro Cap Partners, LP, Palo Alto Investors, Inc. and William L. Edwards

By:  /s/ William L. Edwards
    -----------------------
         William L. Edwards